Exhibit 99.1

Bright Scholar to Acquire 18% Equity Interests in Golden Ballet Dance

to Accelerate the Expansion of Complementary Business

FOSHAN, China, February 24, 2021 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced that it entered into an agreement to acquire 18% equity interests in Golden Ballet Dance (“Golden Ballet”). The Company targets to close the transaction in April 2021, subject to the satisfaction of customary closing conditions and the completion of relevant corporate and regulatory procedures.

Established in 2009, Golden Ballet has been teaching classical ballet to over 60,000 children across its 33 training centers in China for the past ten plus years.

“Ballet is widely considered the most beneficial dance form for body’s structural and muscular placement. Golden Ballet provides high caliber of ballet training and both companies share the same value and take children’s development and well-being as our top priority,” said Zi Chen, Chief Executive Officer of Complementary Education Services. “The investment in Golden Ballet offers tremendous market opportunities as well as synergies that will further expedite the expansion of our complementary education business.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of November 30, 2020, Bright Scholar operated 94 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507